

Mail Stop 4720

November 17, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

      Re: **LexinFintech Holdings Ltd.**
              Registration Statement on Form F-1
              Filed November 13, 2017
              File No. 333-221509

Dear Mr. Xiao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Underwriting, page 220

1. Please briefly describe the mechanics of directed share program and disclose who is administering the same.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Quality Assurance Program on *Juzi Licai*, page F-78

2. We note that in July 2017, the Group established a quality assurance program "QAP" on *Juzi Licai*. We also note that since these are for on-balance sheet loans, no additional liability is recognized at inception. Please address the following:

    - Tell us and disclose whether this program applies to all loans on *Juzi Licai* or only to new loan originations since July 2017.

    - Explain whether you consider the QAP meets the definition of a guarantee under ASC 460.

    - In this regard, tell us whether there is an embedded portion of the funding debts liability that represents a guarantee liability under the QAP in accordance with ASC 460-10-25-4. If so, tell us how you plan to subsequently measure the guarantee liability under the QAP.

    - Tell us whether you recognize a receivable at inception based on the contractual cash flows due from the borrower considering the illustrative example provided in ASC 460-10-55-23. If so, tell us how you plan to subsequently account for that asset.

    - Tell us what journal entries you record as the borrower makes payments and the restricted cash is recognized, and then subsequently, what journal entries you record when the restricted cash is remitted to the investors.

3. As it relates to your QAP, separately disclose the amount of restricted cash and provide a rollforward of activity for those funds in the QAP.

Exhibits

Exhibit 5.1

4. Paragraph 1.6 refers to the Director's Certificate and states that a copy thereof is attached to the exhibit. Please file exhibit 5.1 in its entirety, including this attachment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Craig Yan Zeng
       Z. Julie Gao, Esq.